8|9|2005



50 8/9/05

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response ... 12.00

SECURITIES AND EXCHANGE COMMISSION

05043897

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 08 2005 BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-11-001342~~ 8-22058

FACING PAGE

Infonnation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2004 (MM/DD/YY) AND ENDING May 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Buell Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1310 Silas Deane Highway Suite 207
(No. and Street)

Wethersfield, (City) Connecticut (State) 06109-4303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Cohan (860) 258-2300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED AUG 10 2005 THOMSON FINANCIAL

Bernardi & Company, LLC
(Name - if *individual, state last, first, middle name*)

231 Farmington Avenue (Address) Farmington (City) Connecticut (State) 06032 Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claimsfor exemptionfrom the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SO 8/9/05

SEC 1410 (3-91)

OATH OR AFFUMATION

I, Jeffrey Cohan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buell Securities Corp., as of May 31, 192005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



signature

Title



Notary Public

This report" contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 156-3.
- ☒ 0) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



BERNARDI & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA
JOSEPH A. BERNARDI, CPA
MICHAEL W. FAGIN, CPA
ROBERT W. FALCE, CPA
ROBERT H. LONDON, CPA

FARMINGTON, CONNECTICUT
TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@bernardi-cpa.com

MANCHESTER, CONNECTICUT
TEL: (860) 646-5384

INDEPENDENT AUDITORS' REPORT

Board of Directors
Buell Securities Corp.
1310 Silas Deane Highway
Wethersfield, CT 06109

We have audited the accompanying statement of financial condition of Buell Securities Corp. (a Connecticut corporation) as of May 31, 2005, and the related statements of income, cash flows and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Buell Securities Corp. as of May 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information presented in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Schedules 1, 2 and 3 are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Very truly yours,

Bernardi & Company, LLC

BERNARDI & COMPANY, LLC
Certified Public Accountants
June 20, 2005

We present the following report as of May 31, 2005:

Exhibit A -	Statement of Financial Condition as of May 31, 2005.
Exhibit B -	Statement of Income for the Year Ended May 31, 2005.
Exhibit C -	Statement of Cash Flows for the Year Ended May 31, 2005.
Exhibit D -	Statement of Changes in Stockholders' Equity for the Year Ended May 31, 2005.
	Notes to Financial Statements.
Schedule 1 -	Computation of Net Capital and Basic Net Capital Requirement and Computation of Aggregate Indebtedness Pursuant to Rule 15C3-1 as of May 31, 2005.
Schedule 2 -	Computation for Determination of Reserve Requirement and Information for Possession or Control Requirements Pursuant to Rule 15C3-3 as of May 31, 2005.
Schedule 3 -	Reconciliation of the Computation of Net Capital and Reconciliation of the Computation of Aggregate Indebtedness under Rule 15C3-1 as of May 31, 2005.

BUELL SECURITIES CORP.
WETHERSFIELD, CONNECTICUT
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2005

ASSETS

Cash and cash equivalents	$ 210,255	
Marketable securities owned, at market value	3,300	
Property and equipment, net	2,903	
Prepaid expenses	1,361	
Other assets	51,861	
TOTAL ASSETS		$ 269,680

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Commissions payable	$ 99,447	
Accounts payable and accrued expenses	6,989	
Total Liabilities		106,436
Stockholders' Equity:		
Common stock	187,700	
Capital in excess of par	6,325	
Accumulated deficit	(30,781)	
Total Stockholders' Equity		163,244
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 269,680

See Accompanying Notes

BUELL SECURITIES CORP.
WETHERSFIELD, CONNECTICUT
STATEMENT OF INCOME
FOR THE YEAR ENDED
MAY 31, 2005

Revenues:		
Securities commissions		$ 1,815,190
Operating Expenses:		
Officers' salaries	$ 258,000	
Commissions	944,720	
Office salaries	94,158	
Payroll taxes	79,573	
Rent	53,399	
Depreciation	1,614	
Insurance - business	8,709	
Insurance - group	104,523	
Insurance - officers' life	4,340	
Dues and subscriptions	20,799	
Office expenses	30,393	
Communication	58,108	
Legal and audit	9,380	
Retrieval services	41,204	
Clearing expense	95,309	
Property and miscellaneous taxes	1,067	
Advertising	3,666	
Charitable contributions	2,610	
Total Operating Expenses		1,811,572
Income Before Other Expense		3,618
Other Expense:		
Interest expense		(286)
Income Before Provision for Income Taxes		3,332
Provision for income taxes		2,146
Net Income for the Year		$ 1,186

See Accompanying Notes

BUELL SECURITIES CORP.
WETHERSFIELD, CONNECTICUT
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
MAY 31, 2005

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows From Operating Activities:		
Net income		$ 1,186
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 1,614	
Changes in assets and liabilities:		
Increase Decrease in Assets and Liabilities:		
Receivable from clearing broker	1,869	
Prepaid expenses and other assets	1,508	
Accounts payable and accrued expenses	(2,077)	
Commissions payable	38,064	
Total Adjustments		40,978
Net Cash Provided By Operating Activities		42,164
Cash Flows Used In Financing Activities:		
Principal payments on note		(4,888)
Net Increase in Cash		37,276
Cash and Cash Equivalents at the Beginning of Year		172,979
Cash and Cash Equivalents at the End of Year		$ 210,255
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year:		
Interest		$ 286
Income taxes		$ 6,144

See Accompanying Notes

BUELL SECURITIES CORP.
WETHERSFIELD, CONNECTICUT
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
MAY 31, 2005

	Common Stock	Capital in Excess of Par	Accumulated Deficit
Balances - May 31, 2004	$ 187,700	$ 6,325	$ (31,967)
Net income	-	-	1,186
Balances - May 31, 2005	$ 187,700	$ 6,325	$ (30,781)

See Accompanying Notes

BUELL SECURITIES CORP.
WETHERSFIELD, CONNECTICUT
NOTES TO FINANCIAL STATEMENTS

Note 1 - Business Description:

Buell Securities Corp. (the "Company") operates a broker-dealer business from one location in Wethersfield, Connecticut. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corp. (SIPC).

Note 2 - Accounting Policies:

A. Revenue and Expense Recognition:

The Company maintains its records utilizing the accrual method of accounting. Commissions, revenues and expenses are recorded on a trade-date basis.

B. Depreciation:

The Company provides for depreciation utilizing various methods based. Renewals and betterments are capitalized, while expenditures for maintenance and repairs are charged to expenses as incurred.

C. Income Taxes:

For the year ended May 31, 2005, the federal income tax and state income tax expenses were $1,270 and $876, respectively.

D. Marketable Securities:

Marketable securities consist of 300 warrants of the N.A.S.D.

E. Common Stock:

The Company has 5,000 shares authorized common stock, 1,877 of which are issued and outstanding; the shares have a par value of $100.

F. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Clearing Arrangements:

The Company clears security transactions through the Pershing Division ("Pershing") whereby Pershing carries the cash accounts of the customers of the Company on a fully-disclosed basis. Under terms of this agreement, Pershing executes transactions in the customers' accounts, prepares confirmations and summary monthly statements, settles contracts and transactions in securities and performs certain cashiering functions, including receipt and delivery of securities.

Note 3 - Clearing Arrangements (continued):

Under this agreement, the Company is required to maintain a minimum cash deposit of $50,000, on which it receives interest at the Standby Reserve Fund rate. The Company receives commissions and principal trading gains on a monthly basis.

Note 4 - Property and Equipment:

Property and equipment are stated at cost and consists of the following:

Furniture and equipment	$ 75,906
Leasehold improvements	2,317
Subtotal	78,223
Less: Accumulated depreciation	75,320
Cost Less Depreciation	$ 2,903

Note 5 - Aggregate Indebtedness and Net Capital:

As a registered broker-dealer, the Company is required to comply with the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934. Under Rule 15c3-1, the Company must maintain "net capital" as defined in the Rule equal to the greater of 6 2/3% of aggregate indebtedness or $50,000. The Company would be precluded from the distribution of equity capital if net capital were less than 10% of such indebtedness.

As of May 31, 2005, the Company has net capital of $151,096, which was $101,096 in excess of the minimum required.

Note 6 - Rent Expense:

The Company is operating from its facilities located at 1310 Silas Deane Highway in Wethersfield, Connecticut; payments are made on a month to month basis in the amount of $4,573. Total rent expense for the year ended May 31, 2005 for the Wethersfield facility was $53,399. There is no existing lease agreement with the present landlord.

BUELL SECURITIES CORP.
WETHERSFIELD, CONNECTICUT
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT AND COMPUTATION OF AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15C3-1
MAY 31, 2005

Stockholders' Equity, per Exhibit A		$ 163,244
Less: Nonallowable assets & other deductions:		
Property and equipment	$ 2,903	
Marketable Securities	3,300	
Other assets	3,076	
Total Nonallowable Assets & Other Deductions		9,279
Net capital before haircuts on security positions		153,965
Haircuts on trading securities computed pursuant to Rule 15c3-1(c)		2,869
Net Capital		151,096
Less: Net capital requirement (greater of $7,095, 6 2/3% of aggregate indebtedness of $106,436, or $50,000)		50,000
Net Capital in Excess of Requirement		101,096
Computation of Aggregate Indebtedness:		
Aggregate indebtedness, per Exhibit A		106,436
Less: Non-Aggregate Indebtedness Liabilities		-
Aggregate Indebtedness		$ 106,436
Percentage of Aggregate Indebtedness to Net Capital		70%

See Accompanying Notes

BUELL SECURITIES CORP.
WETHERSFIELD, CONNECTICUT
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3
MAY 31, 2005

The company clears all customer transactions through Pershing LLC on a fully disclosed basis and is exempt from Rule 15c3-3 under the exemptive provision Section (k)(2)(ii).

BUELL SECURITIES CORP.
WETHERSFIELD, CONNECTICUT
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1
May 31, 2005

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of May 31, 2005) is as follows:

Net capital, as reported in the Company's Part II (unaudited) Focus report	$	151,096
Net Capital, per Audit Report - Schedule 1	$	151,096

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of May 31, 2005) is as follows:

Aggregate indebtedness, as reported in the Company's Part II (unaudited) Focus Report	$	106,436
Requirement, per Audit Report - Schedule 1	$	106,436

See Accompanying Notes



BERNARDI & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA
JOSEPH A. BERNARDI, CPA
MICHAEL W. FAGIN, CPA
ROBERT W. FALCE, CPA
ROBERT H. LONDON, CPA

FARMINGTON, CONNECTICUT
TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@bernardi-cpa.com

MANCHESTER, CONNECTICUT
TEL: (860) 646-5384

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Buell Securities Corp.
1310 Silas Deane Highway Suite 207
Wethersfield, Connecticut 06109

In planning and performing our audit of the financial statements of Buell Securities Corp. for the year ended May 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We have also considered the Anti-Money Laundering (AML) Compliance and Supervisory Procedures of Buell Securities Corp. (a Connecticut corporation) as of May 31, 2004, as required by the USA Patriot Act of 2001 and NASD Rule 3011. These procedures are the responsibility of the Company's management. Our responsibility was to determine the adequacy of and adherence to these procedures, based on our findings.

Based on our study of the anti-money laundering compliance procedures referred to above, we believe that they collectively provide reasonable assurance that these procedures are adequate and implemented in accordance with the guidelines provided by the United States Treasury Department's Office of Foreign Asset Control, created by the United States Patriot Act. No findings were cited within our examination; any matters discussed have been determined to be immaterial with respect to the effects on obtaining such reasonable assurance for purposes of expressing our opinion.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of Buell Securities Corp., the Securities and Exchange Commission and any other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Bernardi & Company, LLC

BERNARDI & COMPANY, LLC
Certified Public Accountants

June 20, 2005